American Eagle Energy Reports Results for Third Quarter 2013

DENVER, CO — November 13, 2013 — American Eagle Energy Corporation (OTCQX: AMZG) (the “Company” or “American Eagle”), a Williston Basin focused E&P company, announces record oil production and record Adjusted EBITDA for the third quarter ended September 30, 2013. The Company intends to file its Quarterly Report on Form 10-Q with the U.S. Securities and Exchange Commission by the end of the day tomorrow, Thursday, November 14, 2013.

Third Quarter 2013 Highlights

•	American Eagle reports record quarterly oil production of 125,343 barrels of oil equivalent (“BOE”), or an average of 1,362 barrels of oil equivalent per day (“BOEPD”). Third quarter production was up 6% from 117,164 BOE (1,288 BOEPD) quarter-over-quarter for the period ended June 30, 2013 (“QOQ”) and up 232% from 37,792 BOE (411 BOEPD) year-over-year for the quarter ended September 30, 2012 (“YOY”);
•	Record quarterly oil sales of $11.6 million, up 12% QOQ and up 305% YOY;
•	Record Adjusted EBITDA* of $7.2 million or $0.14 per share (basic and diluted);
•	Adjusted Cash Flow* of $6.0 million or $0.11 per share (basic and diluted); and
•	Adjusted Income* of $3.7 million or $0.07 per share (basic and diluted).

* Non-GAAP financial measure. Please see Adjusted EBITDA, Adjusted Cash Flow, and Adjusted Income descriptions and tables later in this earnings release for a reconciliation of these measures to their nearest comparable GAAP measure.

Management Comments

Brad Colby, President and CEO of American Eagle, said, “We are pleased to announce our third quarter results which include both record oil production and EBITDA. We have successfully closed the first part of our previously announced acquisition with capital from our Morgan Stanley credit facility as well as successfully closing on a $27 million equity offering. Our current two rig program is working to increase production and develop reserves in the proved area of Spyglass with infill drilling in the Three Forks and Middle Bakken zones and to expand the current proved area to the west and south with a combination of Middle Bakken and Three Forks wells. We look forward to continued increases in production, cash flow and proved reserves.”

Third Quarter 2013 Financial and Operational Results

For the quarter ended September 30, 2013, the Company had oil sales of $11.6 million, which represented an increase of 12% from $10.4 million in oil sales for the second quarter ended June 30, 2013 and an increase of 305% from $2.9 million for the third quarter ended September 30, 2012. This increase in revenue is due primarily to production from 25 gross (7.94 net) operated wells in the Spyglass Project area producing in the Three Forks and Bakken formations as of September 30, 2013, compared to production from 20 gross (6.41 net) operated wells at the end of June 30, 2013 and 5 gross (0.85 net) operated wells as of September 30, 2012. Oil represented 99.5% of revenue and 98.4% of production during the third quarter 2013.

Adjusted EBITDA for third quarter 2013 was $7.2 million, up 12% from $6.4 million for the second quarter ended June 30, 2013 and up over 464% from $1.3 million for the third quarter ended September 30, 2012. The increase in Adjusted EBITDA from the most recent quarter was driven mostly by higher revenues from increased production which was up 6% QOQ and improved realized pricing which was also up 6% QOQ. Lease operating expenses for the quarter ended September 30, 2013 were higher than normal due to routine workover expenses that include changing out downhole pumps, as a number of the Company’s operated wells are now approaching their second year of production, and continuation of road and location repairs that were necessary as a result of extreme weather conditions experienced during the first half of the year. American Eagle added five gross (1.53 net) operated wells during the quarter ended September 30, 2013. Typically, lease operating expenses associated with newly completed wells are higher in the first few months of production, during which time the wells’ operating activities and characteristics are stabilizing. On a YOY basis, the higher production and revenue helped to leverage operating expenses as general and administrative expenses, excluding stock-based compensation, decreased from $21.52 per BOE to $12.01 per BOE. General and administrative expenses grew quarter-over-quarter due to higher legal and accounting fees during the period as the Company contemplated various transactions that included an acquisition that was closed in early October 2013. Adjusted EBITDA per BOE for the quarter ended September 30, 2013 was $57.36, compared to $54.99 per BOE for the second quarter ended June 30, 2013 and $33.71 per BOE for the third quarter ended September 30, 2012.

	Three Months Ended
	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,
	2013	2013	2013	2012	2012
Crude Oil Revenues ($000s)	$11,585	$10,366	$7,628	$4,920	$2,874
Natural Gas Revenues ($000s)	$26	$4	$1	$3	$1
Natural Gas Liquids Revenues ($000s)	$28	$0	$0	$0	$0

Net Production:
Crude Oil (Barrels)	123,343	117,000	87,440	60,526	37,719
Crude Oil Mix	98%	100%	100%	100%	100%
Natural Gas (Mcf)	6,333	981	187	759	435
Natural Gas Liquids (Barrels)	944	0	0	0	0

Total Net Production (BOE)	125,343	117,164	87,471	60,653	37,792
Quarter-Over-Quarter Increase	7%	34%	44%	60%	71%

Average Daily Production (BOEPD)	1,362	1,288	972	659	411
Quarter-Over-Quarter Increase	6%	32%	47%	60%	69%

Average Sales Prices:
Crude Oil Per Barrel	$93.92	$88.60	$87.23	$81.29	$76.19
Effect of Settled Oil Derivatives Per Barrel	$0.94	$0.00	$0.00	$0.00	$0.00
Crude Oil Net of Settled Derivatives Per Barrel	$94.86	$88.60	$87.23	$81.29	$76.19
Natural Gas Per Mcf	$4.09	$4.39	$5.70	$3.43	$3.06
Natural Gas Liquids Per Barrel	$29.67	$0.00	$0.00	$0.00	$0.00
Realized Price Per BOE	$93.78	$88.51	$87.21	$81.16	$76.08

Average Per BOE:
Lease Operating Expenses	$14.09	$15.31	$9.27	$13.06	$13.67
Production Taxes	$10.28	$9.89	$9.58	$8.55	$7.18
G&A Expenses, Excluding Stock-Based Compensation	$12.04	$8.31	$12.23	$19.39	$21.52
Total	$36.41	$33.51	$31.08	$41.00	$42.37

Adjusted EBITDA per BOE	$57.36	$54.99	$56.13	$40.16	$33.71

Well Development Activity

During the third quarter 2013, American Eagle added five gross operated wells to production in its Spyglass Project area in northwestern Divided County, North Dakota, four of which are producing from the Three Forks formation. The fifth well is the first resulting from the Carry Agreement that was announced in August 2013, in which its JV partner pays 100% of the Company’s working interest share of well development costs for up to five Middle Bakken wells, all of which are operated by American Eagle.

The following operated wells were added to production during the month of September 2013 for which the Company has received at least 30 days of cumulative production:

		30 Day IP Rate	Lateral Length	Approximate	Infill Number
Well	Formation	BOEPD	Ft	DSU Acreage	in DSU

Elbert State 16-36N	Three Forks	344	5419	800	2nd

Roberta 1-3	Three Forks	408	9615	1280	3rd

Lester 16-33	Three Forks	226	5580	800	2nd

Albert 16-33S	Three Forks	357	9928	1200	4th

The Lauren 2-3NBK well is the fifth well that began producing the last day of the quarter and is cleaning up, but has not yet produced for a cumulative 30 days of production. It is part of the Carry Agreement.

In addition to the wells detailed above, American Eagle has spud six additional wells, three of which are part of the Carry Agreement targeting the Middle Bakken formation and three are part of the Farm-Out Agreement, two of which are targeting the Middle Bakken formation and one targeting the Three Forks formation. The Company is in the process of completing these wells and expects to provide further details in the next operational update.

Operated Well Development Guidance

American Eagle began drilling with a second rig during late September and currently has two rigs drilling. The Company plans to continue drilling with two rigs through the end of first quarter 2014. American Eagle plans to continue operating with a balanced approach to capital spending utilizing one to two rigs to develop additional operated wells in the Spyglass Project area during 2014.

The operated well development plan is unchanged from the previous operations update on October 16, 2013, which for the second half of 2013 includes a total of 14 gross wells. Specifically, the plan consists of the five Middle Bakken wells that are part of the five well Carry Agreement with its JV partner, six wells (three Middle Bakken and three Three Forks wells) that are part of the six well Farm-Out Agreement with its JV partner, and three additional wells (two Three Forks and one Middle Bakken) that are not part of either agreement.

The Company anticipates that its capital spending related to operated wells will approximate $19 million for the second half of 2013. Approximately $8.7 million was spent on operated wells during the quarter ended September 30, 2013 and anticipates spending approximately $10.3 million during the fourth quarter ended December 31, 2013.

American Eagle’s development plan for 2014 remains unchanged from the operations update on October 16, 2013. The Company plans to drill and complete 18 gross (approximately ten net) wells during 2014, at an estimated aggregate cost to the Company of approximately $65 million. American Eagle estimates the cost of drilling and completing each long-lateral well, on 1,280-acre drill spacing units (“DSUs”) to be approximately $6.8 million per well, and the cost of drilling and completing each short-lateral well, on correctional sections south of the Canadian border on 800-acre DSUs, to be approximately $6.2 million per well.

Production Guidance

The Company estimates that average production for the fourth quarter ended December 31, 2013, should be approximately 2,100 BOEPD, which is unchanged from the operations update on October 16, 2013. This includes the previously announced acquisition of approximately 9,700 net acres with approximately 750 BOEPD of production, which closed on October 2, 2013. American Eagle anticipates an increase in volumes as completed wells are added to production, which should be partially offset from wells that may be shut-in as adjacent wells are fracture stimulated.

Liquidity and Shares Outstanding

As of September 30, 2013, American Eagle had approximately $19.0 million in cash and $68.0 million total debt outstanding. In early October 2013, the Company completed the sale of 15,765,794 shares of its common stock at $1.70 per share for gross proceeds of approximately $26.8 million and net proceeds of approximately $25.0 million. American Eagle also closed on the first part of the previously announced acquisition in its Spyglass Project area. For a gross purchase price of $47 million, or $45 million in cash after purchase price adjustments, the Company acquired approximately 9,700 net acres in Spyglass with production of approximately 750 BOEPD. American Eagle financed the acquisition with $40 million that was previously committed under the Senior Credit Facility with Morgan Stanley and $5 million from cash on hand. Pro forma for the common stock offering, additional debt financing and acquisition, the Company’s cash balance would be approximately $39.0 million, with $108.0 million of outstanding debt and 70.9 million shares of common stock outstanding.

American Eagle believes that its cash on hand, cash flow from operations, proceeds from its recently completed share issuance, proceeds from its credit facility and additional availability under the credit facility should adequately fund its two-rig drilling program.

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to reporting net income (loss) as defined under GAAP, American Eagle also presents net earnings before interest income, dividend income, interest expense, income taxes, depletion, depreciation, and amortization, non-cash expenses related to stock-based compensation, impairment of oil and gas properties, loss on early extinguishment of debt, and unrealized loss (gain) from mark-to-market on derivatives recognized under ASC Topic 718 (“Adjusted EBITDA”), which is a non-GAAP performance measure. Adjusted EBITDA consists of net earnings after adjustment for those items described in the table below. Adjusted EBITDA does not represent, and should not be considered an alternative to GAAP measurements, such as net income (loss) (its most directly comparable GAAP measure), and the calculations thereof may not be comparable to similarly titled measures reported by other companies. By eliminating the items described below, American Eagle believes the measure is useful in evaluating its fundamental core operating performance. The Company also believes that Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. American Eagle’s management uses Adjusted EBITDA to manage its business, including in preparing its annual operating budget and financial projections. Management does not view Adjusted EBITDA in isolation and also uses other measurements, such as net income (loss) and revenues to measure operating performance. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2013	2013	2013	2012	2012

Net income (loss)	($936,237)	$2,637,484	$355,347	($9,679,580)	$892,194
Less: Interest income	(1,700)	(1,472)	(3,156)	(1,566)	(1,895)
Less: Dividend income	(16,697)	(16,982)	(17,240)	(17,499)	(17,425)
Add: Interest expense	1,315,865	414,797	418,340	-	-
Add: Income tax expense (benefit)	(646,123)	1,192,691	1,092,092	(594,081)	(386,160)
Add: Depletion, depreciation and amortization	2,524,039	2,116,378	1,274,923	1,713,556	579,434
Add: Stock-based compensation	302,842	287,172	237,348	260,922	207,790
Add: Impairment of oil and gas properties	-	-	1,525,027	10,631,345	-
Add: Loss on early extinguishment of debt	3,713,972	-	-	-	-
Add: Unrealized loss on derivatives	934,287	(186,754)	27,507	122,651	-
Adjusted EBITDA	$7,190,248	$6,443,314	$4,910,188	$2,435,748	$1,273,938

Adjusted Cash Flow

In addition to reporting net income (loss) as defined under GAAP, American Eagle also presents cash flow after paying interest expense (“Adjusted Cash Flow”), which is a non-GAAP performance measure. Adjusted Cash Flow consists of Adjusted EBITDA after adjustment for those items described in the table below. Adjusted EBITDA does not represent, and should not be considered an alternative to GAAP measurements, such as net income (loss) (its most directly comparable GAAP measure), and the calculations thereof may not be comparable to similarly titled measures reported by other companies. By eliminating the items described below, American Eagle believes the measure is useful in evaluating its fundamental core operating performance. The Company also believes that Adjusted Cash Flow is useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. American Eagle’s management uses Adjusted Cash Flow to manage its business, including in preparing its annual operating budget and financial projections. Management does not view Adjusted Cash Flow in isolation and also uses other measurements, such as net income (loss) and revenues to measure operating performance. The following table provides a reconciliation of Adjusted EBITDA to Adjusted Cash Flow for the periods presented:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2013	2013	2013	2012	2012

Adjusted EBITDA (1)	$7,190,248	$6,443,314	$4,910,188	$2,435,748	$1,273,938
Less: Interest expense	(1,315,865)	(414,797)	(418,340)	-	-
Add: Amortization of deferred financing	161,758	66,944	45,231	-	-
Adjusted Cash Flow	$6,036,141	$6,095,461	$4,537,079	$2,435,748	$1,273,938

Adjusted Cash Flow per share - basic	$0.11	$0.12	$0.09	$0.05	$0.03
Adjusted Cash Flow per share - diluted	$0.11	$0.12	$0.09	$0.05	$0.03

Weighted average shares - basic	52,894,433	50,068,346	49,890,568	45,842,782	45,842,782
Weighted average shares - diluted	54,930,378	51,968,872	51,558,334	46,235,033	46,235,033

(1)	See previous table for reconciliation of net income (loss) to Adjusted EBITDA.

Adjusted Income

In addition to reporting net income (loss) as defined under GAAP, American Eagle also presents net earnings before the impairment of oil and gas properties, loss on early extinguishment of debt, and the effect of unrealized loss (gain) from mark-to-market on derivatives (“adjusted income (loss)”), which is a non-GAAP performance measure. Adjusted income (loss) consists of net earnings after adjustment for those items described in the table below. Adjusted income (loss) does not represent, and should not be considered an alternative to GAAP measurements, such as net income (loss), and our calculations thereof may not be comparable to similarly titled measures reported by other companies. By eliminating the items described below, American Eagle believes the measure is useful in evaluating its fundamental core operating performance. The Company also believes that adjusted income (loss) is useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. American Eagle’s management uses adjusted income (loss) to manage its business, including in preparing its annual operating budget and financial projections. Management does not view adjusted income (loss) in isolation and also uses other measurements, such as net income (loss) and revenues to measure operating performance. The following table provides a reconciliation of net income (loss), to adjusted income (loss) for the periods presented:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2013	2013	2013	2012	2012

Net income (loss)	($936,237)	$2,637,484	$355,347	($9,679,580)	$892,194
Add: Impairment of oil and gas properties	-	-	1,525,027	10,631,345	-
Add: Loss on early extinguishment of debt	3,713,972	-	-	-	-
Add: Unrealized loss on derivatives	934,287	(186,754)	27,507	122,651	-
Adjusted Income	$3,712,022	$2,450,730	$1,907,881	$1,074,416	$892,194

Adjusted Income per share - basic	$0.07	$0.05	$0.04	$0.02	$0.02
Adjusted Income per share - diluted	$0.07	$0.05	$0.04	$0.02	$0.02

Weighted average shares - basic	52,894,433	50,068,346	49,890,568	45,842,782	45,842,782
Weighted average shares - diluted	54,930,378	51,968,872	51,558,334	46,235,033	46,235,033

Conference Call

American Eagle will host a conference call on Thursday, November 14, 2013 at 10:00 a.m. Eastern Time (8:00 a.m. Mountain Time) to discuss financial and operational results for the quarter.

American Eagle Energy Corporation 3Q 2013 Financial and Operational Results Conference Call
Date:	Thursday, November 14, 2013
Time:	10:00 a.m. Eastern Time
9:00 a.m. Central Time
8:00 a.m. Mountain Time
7:00 a.m. Pacific Time
Webcast:	Live and rebroadcast over the Internet at American Eagle website
Website:	www.americaneagleenergy.com
Telephone Dial-In:	877-407-9171 (toll-free) and 201-493-6757 (international)

Telephone Replay:	Available through Thursday, November 21, 2013
877-660-6853 (toll-free) and 201-612-7415 (international)
Passcode: 13572777

ABOUT AMERICAN EAGLE ENERGY CORPORATION

American Eagle Energy Corporation is an independent exploration and production operator focused on acquiring acreage and developing wells that target the Bakken and Three Forks shale oil formations in the Williston Basin of North Dakota and Montana. The Company is based in Denver, CO. More information about American Eagle Energy can be found at www.americaneagleenergy.com or by contacting investor relations at 303-798-5235 or ir@amzgcorp.com. Company filings with the Securities and Exchange Commission can be obtained free of charge at the SEC’s internet site at www.sec.gov.

SAFE HARBOR

This press release may contain forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). All statements other than statements of historical facts included in this press release regarding the Company’s financial position, business strategy, plans and objectives of management for future operations, industry conditions, and indebtedness covenant compliance are forward-looking statements. When used in this report, forward-looking statements are generally accompanied by terms or phrases such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “target,” “plan,” “intend,” “seek,” “goal,” “will,” “should,” “may” or other words and similar expressions that convey the uncertainty of future events or outcomes. Items contemplating or making assumptions about, actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties and important factors (many of which are beyond the Company’s control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following: general economic or industry conditions, nationally and/or in the communities in which the Company conducts business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies, or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting the Company’s operations, products, services, and prices.

The Company has based these forward-looking statements on its current expectations and assumptions about future events. While management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control. The Company does not assume any obligations to update any of these forward-looking statements.

AMERICAN EAGLE ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2013	2012
Current assets:
Cash	$19,038,092	$19,057,727
Trade receivables	29,992,585	24,750,444
Income tax receivable	223,167	190,000
Prepaid expenses	135,019	133,067
Derivative asset	118,013	-

Total current assets	49,506,876	44,131,238

Equipment and leasehold improvements, net of accumulated depreciation and amortization of $296,628 and $227,067, respectively	146,617	201,329
Oil and gas properties, full-cost method – subject to amortization, net of accumulated depletion of $8,760,276 and $2,978,403, respectively	99,798,033	43,291,543
Oil and gas properties, full-cost method – not subject to amortization	2,908,972	7,349,994
Marketable securities	1,030,897	1,049,859
Other assets	5,017,689	890,149

Total assets	$158,409,084	$96,914,112

Current liabilities:
Accounts payable	$49,206,615	$54,473,721
Amounts due to working interest partners	-	4,956,817
Current derivative liability	-	122,651
Current portion of long-term debt	780,000	5,931,003

Total current liabilities	49,986,615	65,484,192

Asset retirement obligation	886,020	441,609
Noncurrent portion of long-term debt	67,220,000	10,068,997
Noncurrent derivative liability	893,052
Deferred taxes	5,238,543	3,519,494
Total liabilities	124,224,230	79,514,292
Stockholders’ equity:
Common stock, $.001 par value, 194,444,444 shares authorized, 55,068,346 and 46,068,346 shares outstanding	55,068	46,068
Additional paid-in capital	41,790,670	27,094,941
Accumulated other comprehensive loss	(8,378)	(32,091)
Accumulated deficit	(7,652,506)	(9,709,098)

Total stockholders’ equity	34,184,854	17,399,820

Total liabilities and stockholders’ equity	$158,409,084	$96,914,112

AMERICAN EAGLE ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three-Month Period		For the Nine-Month Period
	Ended September 30,		Ended September 30,
	2013	2012	2013	2012
Oil and gas sales	$11,638,900	$2,875,190	$29,637,600	$5,791,442

Operating expenses:
Oil and gas production costs	3,054,953	788,016	7,657,009	1,889,526
General and administrative	1,812,249	1,021,026	4,379,911	3,066,726
Depletion, depreciation and amortization expense	2,524,039	579,434	5,915,340	1,146,631
Impairment of oil and gas properties, subject to amortization	-	-	1,525,027	-

Total operating expenses	7,391,241	2,388,476	19,477,287	6,102,883

Total operating income (loss)	4,247,659	486,714	10,160,313	(311,441)

Interest income	1,700	1,895	6,328	6,769
Dividend income	16,697	17,425	50,919	46,155
Interest expense	(1,315,865)	-	(2,149,002)	(706)
Loss on early extinguishment of debt	(3,713,972)	-	(3,713,972)	-
Realized gain on derivatives	115,708	-	115,708	-
Unrealized loss on derivatives	(934,287)	-	(775,040)	-

Income (loss) before taxes	(1,582,360)	506,034	3,695,254	(259,223)

Income tax benefit (expense)	646,123	386,160	(1,638,660)	645,929

Net income (loss)	$(936,237)	$892,194	$2,056,594	$386,706

Net income (loss) per common share:
Basic	$(0.02)	$0.02	$0.04	$0.01
Diluted	$(0.02)	$0.02	$0.04	$0.01

Weighted average number of shares outstanding -
Basic	52,894,433	45,842,782	50,962,119	45,775,211
Diluted	52,894,433	46,235,033	52,899,571	46,480,412

AMERICAN EAGLE ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine-Month Periods
	Ended September 30,
	2013	2012
Cash flows provided by operating activities:

Net income	$2,056,594	$386,706
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	827,362	561,563
Depletion, depreciation and amortization	5,915,340	1,146,631
Accretion of discount on asset retirement obligation	35,523	2,435
Amortization of deferred financing costs	273,933	-
Provision for deferred income tax expense (benefit)	1,661,938	(280,936)
Loss on early extinguishment of debt	3,713,972	-
Impairment of oil and gas properties	1,525,027	-
Net losses on derivatives	652,388	-
Foreign currency transaction gains	2,104	(10,237)
Changes in operating assets and liabilities:
Increase in prepaid expense	(2,466)	(60,284)
Increase in trade receivables	(3,031,789)	(4,126,492)
Increase in income taxes receivable	(33,167)	(276,744)
Increase in deposits	-	(3,304)
Increase in accounts payable	11,654,159	18,459,131
Decrease in income taxes payable	-	(1,460,137)

Net cash provided by operating activities	25,250,918	14,338,332

Cash flows used for investing activities:
Proceeds from the sale of oil and gas properties	-	478,565
Proceeds from the conveyance of working interests	-	3,789,989
Additions to oil and gas properties	(80,431,828)	(18,814,668)
Additions to equipment and leasehold improvements	(14,849)	(227,706)
Increase (decrease) in amounts due to Carry Agreement partner	(4,956,817)	7,665,725
Purchase of certificates of deposit	-	(50,000)
Purchase of marketable securities	-	(51,301)

Net cash used for investing activities	(85,403,494)	(7,209,396)

Cash flows provided by financing activities:
Proceeds from issuance of stock	13,877,367	110,000
Proceeds from exercise of stock options	-	34,625
Proceeds from issuance of long-term debt	67,349,190	-
Repayment of debt	(21,131,197)	-

Net cash provided by financing activities	60,095,360	144,625

	For the Nine-Month Periods
	Ended September 30,
	2013	2012

Effect of exchange rate changes on cash	37,581	-
Net change in cash	(19,635)	7,273,561
Cash - beginning of period	19,057,727	12,151,309
Cash - end of period	$19,038,092	$19,424,870

INVESTOR RELATIONS CONTACT:

Marty Beskow

Vice President of Capital Markets and Strategy

American Eagle Energy Corporation

303-798-5235

ir@amzgcorp.com

www.americaneagleenergy.com

Brad Holmes

EnergyIR

713-654-4009

B_holmes@att.net